September 9, 2008
VIA EDGAR
Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Mail Stop 3561
Washington, DC 20649

Re:	Brazil Fast Food Corp. (the “Company”) Form 10-K for the Year Ended December 31, 2007 File No. 000-23278
Dear Mr. Humphrey:
     The Company hereby responds to the Commission staff’s comment letter dated August 22, 2008 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007. Please note that for the staff’s convenience, we have recited the staff’s comment in bold and provided the Company’s response immediately thereafter.
Form 10-K for the Year Ended December 31, 2007
     1. Internal Control over Financial Reporting
     We note your statement that your chief executive officer has concluded that he is “sure” that your control levels do not jeopardize the financial reports materially. However, your certifying officer does not specifically state that he has reached a conclusion that your internal controls over financial reporting are effective or ineffective. In performing your assessment of effectiveness, we refer you to the guidance on page 38 of the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf. Please amend your filing to revise your assessment so that it clearly states your certifying officer’s conclusion regarding the effectiveness of your internal controls over financial reporting.
     We have revised the Company’s Form 10-K for the year ended December 31, 2007 to specifically state that the Company’s certifying officer has reached a definitive conclusion regarding the Company’s internal controls over financial reporting, and that such internal controls over financial reporting are effective.
     The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; (2) the staff’s comments or changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you.

Sincerely,
/s/ Ricardo F. Bomeny
Ricardo Figueiredo Bomeny
Chief Executive Officer and Acting Chief Financial Officer Brazil Fast Food Corp.